Exhibit 99.1

Mountain Province Diamonds 2013 Annual Report

Shares Issued and Outstanding: 106,039,522
TSX: MPV
NYSE MKT: MDM

NEW YORK, March 28, 2014 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) today announced that the Company has filed the 2013 annual report on Form 20-F and confirmed that the auditors' report received from its independent public accounting firm on its audited financial statements for the fiscal year ended December 31, 2013 (the "Annual Financial Statements") contained a going concern explanatory note. Mountain Province's Annual Financial Statements were included in Form 20-F for its filings in the United States with the Securities and Exchange Commission on March 26, 2014. Mountain Province's Annual Financial Statements are also filed on SEDAR at www.sedar.com in Canada.

This press release and public confirmation of the going concern note is required by Section 610(b) of the NYSE MKT Company Guide, which requires a listed company that receives an audit opinion that contains a going concern qualification to make a public announcement of such in the United States. This announcement does not represent any change or amendment to Mountain Province's Annual Financial Statements or to its Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 18:34e 28-MAR-14